Dan Lamadrid
Senior Vice President and
Chief Accounting Officer
Ascena Retail Group, Inc.
933 MacArthur Blvd
Mahwah, NJ 07430
(551) 777-6809

March 16, 2018
VIA ELECTRONIC TRANSMISSION
Attn: Joel Parker, Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ascena Retail Group, Inc.
Form 10-K For the Fiscal Year Ended July 29, 2017
Filed September 25, 2017
Form 8-K
Filed September 25, 2017
File Number: 000-11736

Dear Mr. Parker:

We are writing to document the phone conversation between the Staff and Ascena Retail Group, Inc. (the “Company”) on March 13, 2018 regarding the Company's response letter dated March 6, 2018. We would like to thank the Staff for taking the time to discuss the letter with us and our conversation helped us better understand the Staff’s point of view regarding the non-GAAP adjustments addressed in the Staff's February 21, 2018 comment letter to the Company.
As discussed during that phone conversation, beginning with its earnings release for the Company's third quarter of Fiscal 2018, the Company will no longer include purchase accounting adjustments related to its acquisition of ANN INC. as adjustments to its GAAP figures in order to calculate its adjusted, non-GAAP financial measures.

Mr. Joel Parker
United States Securities and Exchange Commission
March 16, 2018

If the Staff wishes to discuss this response further, please contact me at (551) 777-6809.

BY: /s/ Dan Lamadrid

Dan Lamadrid,
Senior Vice President and Chief Accounting Officer

cc:	Robb Giammatteo, Executive Vice President and Chief Financial Officer
Duane Holloway, Executive Vice President, General Counsel and Assistant Secretary
Kevin Trolaro, Vice President, Financial Reporting